SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2002

METSO CORPORATION
(Translation of registrant's name into English)

Fabianinkatu 9 A
P.O.Box 1220
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

metso

Metso's Interim Review, January 1– June 30, 2002:
INCREASED NEW ORDERS AND IMPROVED ORDER BACKLOG

(Helsinki, Finland, July 31, 2002)

- Metso Corporation's (NYSE: MX; HEX: MEO) net sales in January-June totaled EUR 2,289 million (EUR 2,019 million in January-June 2001).
- New orders were received to the amount of EUR 2,547 million (EUR 1,915 million).
- The order backlog at the end of June was EUR 1,925 million (Dec 31, 2001: EUR 1,772 million).
- Operating profit before nonrecurring items and amortization of goodwill was EUR 118.2 million (EUR 141.9 million). Operating profit was EUR 73.5 million (EUR 120.8 million).
- Earnings per share excl. nonrecurring items and amortization of goodwill were EUR 0.43 (EUR 0.77). Earnings per share were EUR 0.12 (EUR 0.61).

Metso's market environment remained uncertain in April-June. Due to Metso's strong market position, the volume of orders received by the Corporation continued at a satisfactory level.

In January–June, the value of new orders received by Metso increased by 33 percent from the corresponding period last year. The value of orders received by Metso Paper and Metso Automation was almost at the level of the comparison period, whereas the orders received by Metso Minerals increased considerably from the comparison period due to the acquisition of Svedala in September 2001. Metso's order backlog increased by 9 percent from the end of 2001.

Metso's net sales for January–June increased by 13 percent from the corresponding period of 2001. Of the net sales, 41 percent were from the deliveries of Metso Minerals, 38 percent from Metso Paper, 13 percent from Metso Automation and 8 percent from Metso Ventures. Aftermarket services accounted for 34 percent of the Corporation's net sales.

Metso Minerals' integration process is expected to be concluded by the end of September 2002. At the beginning of the process it was estimated that the annual synergy benefits of integration would amount to EUR 70 million and be realized in full during 2003. The target is now to exceed EUR 90 million in annual synergy benefits, of which more than half is expected to be realized already in 2002.

Metso's market environment is estimated to continue uncertain in the near future. However, the demand for Metso's products is estimated to continue at the satisfactory level of the year's first half. "We estimate that profitability in the second half of 2002 will be clearly up on the corresponding period last year", says **Tor Bergman**, President & CEO of Metso Corporation. "Metso's order backlog has strengthened, Metso Minerals integration is progressing well and we have several ongoing projects to improve cost efficiency and the use of capital."

For additional information, please contact:
Sakari Tamminen, Executive Vice President & CFO, Metso Corporation,
Tel. +358 204 843 010

metso

Eeva Mäkelä, Manager, Investor Relations, Metso Corporation, Tel. +358 204 843 253

ENCLOSURE
Metso Corporation's Interim Review for January – June 2002

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc.,
tel. +1 617 369 7850.


1,907
127

Interim Review
January 1 - June 30, 2002

ME01V.HEX
MX.NYSE

Linking Innovations

metso

Interim Review January 1 - June 30, 2002

Metso is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation is expanding to become a comprehensive supplier of services and customer core processes - the global leader in its sector. A key component in Metso's strategy is the application and innovative linking of process automation and control technology with know-how in fiber and paper technology and in rock and mineral processing.

Metso Corporation key figures

(in millions)	4-6/02 EUR	1-6/02 EUR	1-6/01 EUR	1-12/01 EUR
Net sales	1,178	2,289	2,019	4,343
Operating profit before nonrecurring items and amortization of goodwill	71.5	118.2	141.9	270.5
% of net sales	6.1	5.2	7.0	6.2
Operating profit	42.6	73.5	120.8	246.3
% of net sales	3.6	3.2	6.0	5.7
Income before extraordinary items and income taxes	22	36	128	222
Earnings/share excluding nonrecurring items and amortization of goodwill, EUR	0.27	0.43	0.77	1.26
Earnings/share, EUR	0.08	0.12	0.61	1.09
Orders received	1,256	2,547	1,915	3,778
		30.6.02	30.6.01	31.12.01
Order backlog		1,925	1,813	1,772
Equity to assets ratio, %		31.2	45.5	31.1
Gearing, %		96.1	35	84.8

Svedala, acquired by Metso Corporation on September 14, 2001, is included in the figures from the final quarter of 2001 onwards.

Markets

Metso's market environment remained uncertain in April-June. Due to Metso's strong market position, the volume of orders received by the Corporation continued at a satisfactory level.

The market for Metso Paper remained satisfactory and the value of orders received was almost at the level of the comparison period, January-June 2001. Investments in new papermaking lines and extensive rebuilds were pending mainly in China and Canada, but also to some extent in Europe. The demand for pulping lines was concentrated in South America. The market for rebuilds remained satisfactory, while the demand for aftermarket services was good.

The orders received by Metso Minerals increased considerably from the comparison period due to the acquisition of Svedala. The demand for products supplied to the construction and civil engineering industries remained good in Europe, except for Germany, and remained at the first quarter's low level in North America. The major infrastructure programs being carried out in China and India maintained a good level of demand. The demand for mining industry products strengthened to some extent with a focus on investments in improvements and extensions carried out in southern hemisphere countries.

The demand for automation and control technology products was satisfactory overall. The second quarter of 2002 was better than the first quarter. The value of orders received was almost at the level of the comparison period.

Orders received and order backlog

In January-June, the value of new orders received by Metso totaled EUR 2,547 million, an increase of 33 percent from the corresponding period last year. Of the new orders, 45 percent originated from Europe, 30 percent from North America, 10 percent from Asia-Pacific, 11 percent from South America and 4 percent from the rest of the world.

Metso's order backlog was EUR 1,925 million at the end of June, an increase of 9 percent from the end of 2001. Metso Paper accounted for 58 percent of the Corporation's order backlog, Metso Minerals for 25 percent, Metso Automation for 11 percent and Metso Ventures for 6 percent.

Net sales

Metso's net sales for January-June totaled EUR 2,289 million, 13 percent more than in the comparison period. Aftermarket services accounted for 34 percent of the Corporation's net sales (excluding Metso Ventures). Of the Corporation's net sales, 41 percent were from the deliveries of Metso Minerals, 38 percent from Metso Paper, 13 percent from Metso Automation and 8 percent from Metso Ventures.

Exports and operations outside Finland accounted for 92 percent of the Corporation's net sales, or EUR 2,097 million. 47 percent of net sales originated from Europe, 28 percent from North America, 13 percent from Asia-Pacific, 8 percent from South America and the remaining 4 percent from the rest of the world.

Result

The Corporation's operating profit before nonrecurring items and amortization of goodwill was EUR 118.2 million, representing 5.2 percent of net sales. The corresponding operating profit percentages for Metso's business areas were Metso Paper 6.7 percent, Metso Minerals 6.2 percent, Metso Automation 2.8 percent and Metso Ventures 4.1 percent. The result was burdened by the low delivery volumes of Metso Paper and Metso Automation, and by the unprofitable operations of Metso Panelboard which is part of Metso Ventures. Metso's operating profit was EUR 73.5 million for January-June and the operating profit percentage was 3.2. Income before extraordinary items and taxes was EUR 36 million.

The Corporation's net financial expenses were EUR 37 million, including dividend income of EUR 6 million.

Net income for the period was EUR 16 million. Earnings per share were EUR 0.12 or, excluding nonrecurring items and amortization of goodwill, EUR 0.43. The return on capital employed (ROCE) was 5.7 percent, while the return on equity (ROE) was 2.6 percent.

The taxes corresponding to the taxable income for the review period have been entered as taxes. The tax rate has risen due to increased amortization of goodwill.

The weakening of the U.S. dollar in the second quarter had a negligible effect on Metso's net sales and result. The United States accounted for 23 percent of the Corporation's net sales in January-June of which Metso's exports to the U.S. was approximately one third. The U.S. dollar is also used as one of the trading currencies in certain other regions, mainly in Asia and South America. The Corporation's policy is to hedge all operational currency flows. Due to the unsatisfactory operating results of Metso in the U.S., operations have been reorganized and cost efficiency improved during the last year.

Cash flow and balance sheet

Metso's net cash provided by operating activities was EUR 52 million. Net interest bearing liabilities totaled EUR 1,312 million. Long-term interest bearing debt accounted for 82 percent of total debt. The Corporation's equity to assets ratio was 31.2 percent. Gearing, i.e. the ratio of net interest bearing liabilities to shareholders' equity, was 96.1 percent. The rise in gearing in the first half of the year was due to the seasonal commitment of net working capital, translation differences affecting shareholders' equity and the distribution of dividends.

Capital expenditure

In January-June, Metso's gross capital expenditure totaled EUR 92 million (1-6/01: EUR 110 million).

Restructuring of businesses

During the period under review, Metso Minerals' integration process continued according to plan and is expected to be concluded by the end of September. To date, the closure or sale of 10 production plants, the closure of about 70 distribution and service units and the sale or shutdown of four non-core businesses have been either initiated or completed. These decisions will reduce the number of personnel by about 1,800 from the beginning of the integration to the end of 2002. By the end of June, the number of personnel had been reduced by about 1,000. At the beginning of the process it was estimated that the annual synergy benefits of integration would amount to EUR 70 million and be realized in full during 2003. The target is now to exceed EUR 90 million in annual synergy benefits, of which more than half is expected to be realized already in 2002.

On April 12, 2002, the engineering workshop operations of Metso Works in Pori, Parkano and Loviisa, Finland, were transferred to Hollming Oy. The net sales of Metso Works, which was a part of the Metso Ventures business area, totaled EUR 38 million in 2001 and it employed approx. 530 persons.

During the review period, Metso decided to unify its administrative operations in China. In addition, synergy benefits will be sought by sharing joint resources and supporting the development of Metso's local organizations in China. In 2001 Metso employed about 200 persons in its own units in China, while about 1,600 persons were employed in joint ventures. In the first quarter, Metso had decided to concentrate its Brazilian operations in Sorocaba, São Paulo. Metso employs approx. 1,100 people in Brazil. The concentration of operations will allow the company to better utilize joint resources, processes and methods.

During the review period, Metso also continued the reorganization of its administrative functions in North America and the project aiming to exploit the synergy potential within the Corporation's purchasing activities begun in the first quarter. These two projects are estimated to produce annual cost benefits of over EUR 50 million.

In addition, all of Metso's business areas continued measures to cut costs and raise efficiency.

Research and development

Metso's research and development expenditure in the review period totaled EUR 76 million (1-6/01: EUR 63 million), representing 3.3 percent of the Corporation's net sales. RTD was focused on life cycle technologies that support the Metso Future Care business concept.

Personnel

At the end of June, Metso employed 29,362 persons, 3 percent less than at the end of 2001.

38 percent were employed by Metso Minerals, 36 percent by Metso Paper, 15 percent by Metso Automation and 11 percent by Metso Ventures. The Corporation had 39 percent of the total personnel in Finland, 12 percent in other Nordic countries, 17 percent in other European countries, 17 percent in North America, 4 percent in Asia-Pacific, 6 percent in South America and 5 percent in the rest of the world.

Shares

At the end of June, the total number of Metso Corporation's outstanding shares was 136,189,704, and the share capital was EUR 232 million.

The Helsinki Exchanges traded 42 million Metso Corporation shares in January-June, equivalent to a turnover of EUR 580 million. The share price on June 30, 2002 was EUR 13.10. The highest quotation was EUR 15.15 and the lowest EUR 11.75. The Corporation's market capitalization in the Helsinki Exchanges on June 30, 2002 was EUR 1,785 million. Metso's ADS turnover on the New York Stock Exchange amounted to USD 6 million. The price of an ADS receipt on June 30, 2002 was USD 13.05. The highest quotation was USD 14.26 and the lowest USD 10.55.

On April 24, 2002, The Capital Group Companies, Inc. disclosed that the funds under its management had decreased their holding of the voting rights of Metso Corporation below 5 percent. On April 17, 2002, the holding by the funds of The Capital Group Companies, Inc., amounted to 6.29 percent of the share capital and 4.97 percent of the voting rights of Metso Corporation.

On June 12, 2002, Franklin Resources, Inc. disclosed that the total holding of Metso's share capital of the funds managed by Franklin Resources, Inc. had exceeded 5 percent. On June 10, 2002, Franklin Resources, Inc.'s holding of Metso's share capital amounted to 5.17 percent, compared with its previously announced holding of 4.96 percent. On the same date, the funds managed by Franklin Resources, Inc. held 6.30 percent of the voting rights of Metso Corporation, compared with its previously announced holding of 6.46 percent.

Events taking place after the review period

In July, Metso signed an agreement to sell the assets of Finnish Oy Rolac Ab, a construction equipment distribution company, to Bilia AB from Sweden. Rolac recorded net sales of approx. EUR 50 million in 2001. The agreement provides for the transfer of about 90 Rolac employees to Bilia under their present contract terms. The transaction will require clearance from the Finnish competition authorities. The business is planned to be incorporated in the Bilia Group on August 31, 2002.

In July, Metso sold Svedala Robot B.V., a Dutch company manufacturing submersible pumps and pump systems used in wastewater applications, to ITT Industries from the United States. Svedala Robot had net sales of approx. EUR 10 million and employed approx. 75 people in 2001.

Short-term outlook

Metso's market environment is estimated to continue uncertain in the near future. However, the demand for Metso's products is estimated to continue at the satisfactory level of the year's first half. The demand for fiber and paper technology is not expected to improve in the near future. The market for the construction and civil engineering products supplied by rock and mineral processing is expected to remain relatively good in Europe and to begin a gradual revival in North America in the final quarter of the year. The conditions for mining companies to increase their investments are gradually improving. The market for automation and control technology is estimated to remain at the current level.

Due to the Corporation's strengthened order backlog, the good progress in integrating Metso Minerals and the ongoing cost efficiency improvement projects, it is estimated that profitability in the second half of 2002 will be clearly up on the corresponding period last year.

Helsinki, July 31, 2002

Board of Directors, Metso Corporation

BUSINESS AREA REVIEWS

Metso Paper

Metso Paper supplies pulp and paper industry processes, machinery and equipment, and related know-how and aftermarket services. Metso Paper is the global market leader in supplying papermaking lines. Its product range is the widest on the market, covering the whole production chain from pulping to paper roll handling and the converting of packaging materials.

Metso Paper key figures

(In millions)	4-6/02 EUR	1-6/02 EUR	1-6/01 EUR	Change %
Net sales	**446**	**902**	1,197	(25)
Operating profit before nonrecurring items and amortization of goodwill	**28.4**	**60.1**	99.6	(40)
% of net sales	**6.4**	**6.7**	8.3	
Operating profit	**18.3**	**47.5**	86.0	(45)
% of net sales	**4.1**	**5.3**	7.2	
Orders received	**519**	**1,047**	1,059	(1)
		30.6.02	31.12.01	
Order backlog		**1,141**	1,029	11

Metso Paper's net sales for January-June totaled EUR 902 million, a decrease of 25 percent from the corresponding period last year, mainly due to lower delivery volumes in paper technology. Aftermarket services accounted for approx. 27 percent of Metso Paper's net sales.

Metso Paper's operating profit before nonrecurring items and amortization of goodwill was EUR 60.1 million, representing 6.7 percent of net sales. Profitability decreased due to low delivery volumes and production capacity utilization. During the review period, Metso Paper continued cost saving and reorganization measures to improve the profitability of its units in the USA, Sweden and Finland. As a result of the measures in the USA a nonrecurring cost of EUR 7.7 million was booked.

The value of new orders approximated that of the comparison period, totaling EUR 1,047 million. Investments in new papermaking lines were pending mainly in China and Canada, but also to some extent in Europe. The demand for pulping lines was concentrated in South America. The market for rebuilds remained satisfactory in Europe and North America, while the demand for aftermarket services remained good in all market areas. Fiber and paper technology investments are typically more comprehensive than earlier, and new orders include not only the products of Metso Paper but also those of Metso Automation and Metso Drives. Metso Paper's order backlog at the end of June was 11 percent higher than at the end of 2001 and stood at EUR 1,141 million.

Strong actions were continued to maintain and improve competitiveness. A new winding technology center was inaugurated at Järvenpää, Finland and a technology center for converting equipment and processes began operations in Casale, Northern Italy. Construction of new service technology centers began at Jyväskylä and Järvenpää, Finland and at Sorocaba, Brazil. During the review period, Metso Paper signed a cooperation agreement with M-real Corporation, based on the Metso Future Care business concept, covering the annual maintenance and performance development of three paper production lines. Metso Paper has already concluded more than 20 extensive cooperation agreements in Europe related to the development and maintenance of paper production lines.

Metso Minerals

Metso Minerals is the global market leader in supplying solutions, equipment and aftermarket services for rock and mineral crushing processes. Its production and service selection is the widest on the market, covering solutions for mineral processing, sand and gravel production, construction, crushing contracting and the recycling of minerals and metals. The main customer segments are civil engineering contractors, quarries and mines.

Metso Minerals key figures

(in millions)	4-6/02 EUR	1-6/02 EUR	1-6/01 EUR	Change %
Net sales	**518**	**954**	273	249
Operating profit before nonrecurring items and amortization of goodwill	**36.9**	**58.9**	19.8	197
% of net sales	**7.1**	**6.2**	7.3	
Operating profit	**19.6**	**28.6**	18.1	58
% of net sales	**3.8**	**3.0**	6.6	
Orders received	**469**	**1,014**	301	237
		30.6.02	31.12.01	
Order backlog		**504**	499	1

Metso Minerals' net sales for January-June totaled EUR 954 million. Net sales increased considerably in the year's second quarter compared with the first. Aftermarket services accounted for 41 percent of Metso Minerals' net sales.

Operating profit before nonrecurring items and amortization of goodwill was EUR 58.9 million, representing 6.2 percent of net sales. The elimination of overlapping functions, the streamlining of the cost structure and the dismantling of surplus production capacity are gradually beginning to be reflected as improved profitability.

The integration of Metso Minerals proceeded according to plan in the review period. An engineering workshop located at Cedar Rapids, Iowa, USA, was sold to the operating management on June 10, 2002. It was decided in the review period to close down a conveyor belt production unit in Hamburg, Germany by the end of September, 2002. The unit employs about 95 persons and its net sales were approx. EUR 11 million in 2001. It was also decided to close down a casting component manufacturing unit at Charlestown, UK. The unit employs about 100 persons and its net sales were approx. EUR 7 million in 2001. Cost provisions related to the closing of the above-mentioned units were made in connection with the acquisition of Svedala. By the end of the review period, the integration of distribution operations had been completed 100 percent in South America, 95 percent in North America, 90 percent in Asia, Africa and Asia-Pacific, and 70 percent in Europe. It is estimated that all the practical measures related to the integration process itself will be brought to a conclusion by the end of September. The focus of integration is being transferred to the reduction of working capital.

The value of new orders increased to EUR 1,014 million. Construction and civil engineering industry demand continued to be good in Europe, except for Germany, while in the Asian markets, China and India actively invested in road network improvement. The compaction and paving equipment group, which primarily supplies road construction products, experienced good demand. The demand for mining industry products strengthened to some extent with a focus on investments in improvements and extensions carried out in southern hemisphere countries. In North American markets the demand of both the construction and civil engineering industry and the mining industry was low. The order backlog at the end of June was at the level of the end of 2001 and totaled EUR 504 million.

Metso Automation

Metso Automation specializes in application networks and systems and field solutions for automation and information management in the process industry, and in services that cover the whole life cycle of automation solutions. The main customer segments are the pulp and paper industry, power generation and distribution, and the hydrocarbon industry.

Metso Automation key figures

(in millions)	4-6/02 EUR	1-6/02 EUR	1-6/01 EUR	Change %
Net sales	155	306	322	(5)
Operating profit before nonrecurring items and amortization of goodwill	8.5	8.6	10.9	(21)
% of net sales	5.5	2.8	3.4	
Operating profit	6.8	6.1	9.6	(36)
% of net sales	4.4	2.0	3.0	
Orders received	184	346	354	(2)
		30.6.02	31.12.01	
Order backlog		209	182	15

Metso Automation's net sales for January-June decreased by 5 percent from the corresponding period last year and totaled EUR 306 million. Aftermarket services accounted for 36 percent of Metso Automation's net sales.

Measures to improve profitability were continued and, despite low invoicing, operating profit improved considerably from the first quarter. Metso Automation's operating profit before nonrecurring items and amortization of goodwill was EUR 8.6 million, representing 2.8 percent of net sales.

Metso Automation received more new orders in the second quarter than in the first. The order backlog grew by 15 percent from the end of 2001 and was EUR 209 million at the end of June. The market for automation and control technology products remained satisfactory overall. The demand for pulp and paper industry and energy industry automation systems was satisfactory. On the other hand, the demand for field equipment and systems improved in the second quarter. The value of new orders was almost the same as in the comparison period and totaled EUR 346 million.

In April, Metso opened North America's first automation service center based on the Metso Future Care concept in Atlanta, USA. The Atlanta service center will make it possible for Metso to have on-line connection to customers' processes, to monitor system and process performance and to ensure the quality of the end product. The new possibilities and analytical tools of the latest communications technology will be applied to the handling and analyzing of process data and problem solving.

Metso Ventures

Metso Ventures comprises Metso Panelboard, a supplier of panelboard industry production lines, equipment and machinery, Metso Drives, a supplier of paper machine drives, other industrial gears and hydraulic motors, Metso Powdermet, which specializes in materials technology, and Valmet Automotive, a contract manufacturer of specialty cars.

Metso Ventures key figures

(in millions)	4-6/02 EUR	1-6/02 EUR	1-6/01 EUR	Change %
Net sales	85	180	283	(36)
Operating profit before nonrecurring items and amortization of goodwill	7.1	7.3	22.8	(68)
% of net sales	8.4	4.1	8.1	
Operating profit	7.3	7.2	22.1	(67)
% of net sales	8.6	4.0	7.8	
Orders received	112	195	275	(29)
		30.6.02	31.12.01	
Order backlog		116	111	5

Metso Ventures' net sales for January-June decreased by 36 percent from the corresponding period last year and totaled EUR 180 million. The decrease in net sales was mainly due to low delivery volumes in panelboard technology. Metso Ventures' operating profit before nonrecurring items and amortization of goodwill decreased from the comparison period and totaled EUR 7.3 million. The combined operating profit before nonrecurring items and amortization of goodwill of Metso Drives, Metso Powdermet and Valmet Automotive for January-June was EUR 17.3 million, but the operating loss of Metso Panelboard was EUR 10.0 million. However, Metso Panelboard's operating loss before nonrecurring items and amortization of goodwill decreased compared with the first quarter and was EUR 4.1 million in April-June. The measures to improve Metso Panelboard's profitability were continued with the aim of reaching break-even during the fourth quarter.

The demand for wind turbine gears remained good and Metso Panelboard also received considerably more orders in the second quarter than in the first. Compared with the corresponding period last year, however, the orders for panelboard technology were lower. The value of orders received by Metso Ventures decreased by 29 percent from the comparison period, and totaled EUR 195 million. At the end of June, Metso Ventures' order backlog was at the level of the end of 2001, totaling EUR 116 million. Valmet Automotive's favorable profit development continued. In January-June, 21,756 cars were produced (1-6/01: 24,664 cars).

(The interim review is unaudited)

Consolidated statements of income

(Millions)	4-6/2002 EUR	4-6/2001 EUR	1-6/2002 EUR	1-6/2001 EUR	1-12/2001 EUR
Net sales	1,178	1,017	2,289	2,019	4,343
Cost of goods sold	(853)	(749)	(1,654)	(1,484)	(3,200)
Gross profit	325	268	63[illegible]	535	1,143
Selling, general and administrative expenses	(254)	(201)	(517)	(393)	(873)
Operating profit before nonrecurring operating items and amortization of goodwill	71	67	118	142	270
Nonrecurring operating income and expenses	(14)	(4)	(16)	(13)	4
Amortization of goodwill	(15)	(4)	(29)	(8)	(28)
Operating profit	42	59	73	121	246
Financial income and expenses	(20)	3	(37)	7	(24)
Income before extraordinary items and income taxes	22	62	36	128	222
Extraordinary income and expenses	-	(5)	-	(5)	(8)
Income before taxes	22	57	36	12[illegible]	214
Income taxes	(11)	(20)	(18)	(41)	(72)
Minority interests	(1)	(1)	(2)	(3)	(1)
Net income	10	36	16	7[illegible]	141

Consolidated balance sheets

(Millions)	June 30,2002 EUR	June 30,200[illegible] EUR	Dec 31,2001 EUR
Fixed assets and financial assets			
Intangible assets	1,0[illegible]	276	1,094
Tangible assets	893	67[illegible]	886
Financial assets	194	246	215
Current assets			
Inventories	959	78[illegible]	949
Receivables	1,438	1,16[illegible]	1,686
Cash and cash equivalents	124	39[illegible]	212
Total assets	4,639	3,547	5,042
Share capital	232	23[illegible]	232
Other shareholders' equity	1,124	1,211	1,237
Minority interests	9	1[illegible]	7
Long-term liabilities	1,408	48[illegible]	1,362
Current liabilities	1,866	1,606	2,204
Total shareholders' equity and liabilities	4,639	3,547	5,042
Net interest bearing liabilities			
Long-term interest bearing liabilities	1,244	39[illegible]	1,179
Short-term interest bearing liabilities	270	13[illegible]	389
Cash and cash equivalents	(124)	(398)	(212)
Other interest bearing assets	(78)	(75)	(105)
Total	1,312	5[illegible]	1,251

Consolidated statements of cash flows

(Millions)	4-6/2002 EUR	4-6/2001 EUR	1-6/2002 EUR	1-6/2001 EUR	1-12/2001 EUR
Cash flows from operating activities:					
Net income	10	36	16	79	141
Adjustments to reconcile net income to net cash provided by operating activities					
Depreciation and amortization	50	33	99	63	149
Other	30	(2)	28	(9)	(42)
Change in net working capital	(114)	(91)	(91)	1	(13)
Net cash provided by (used in) operating activities	(24)	(24)	52	134	235
Cash flows from investing activities:					
Capital expenditures on fixed assets	(48)	(33)	(92)	(62)	(154)
Proceeds from sale of fixed assets	3	4	14	12	18
Acquisition of Svedala, net of cash acquired	-	-	-	-	(804)
Other business acquisitions, net of cash acquired	-	(6)	-	(6)	(24)
Proceeds from sale of businesses	11	-	11	-	17
Tax consequences on sale of Timberjack	-	(14)	-	(57)	(85)
(Investments in) proceeds from sale of shares and marketable securities	1	(2)	18	(34)	89
Net cash provided by (used in) investing activities	(33)	(51)	(49)	(147)	(943)
Cash flows from financing activities:					
Dividends paid	(82)	(81)	(82)	(81)	(81)
Net funding	54	(22)	(2)	(44)	446
Other	2	36	10	40	68
Net cash provided by (used in) financing activities	(26)	(67)	(74)	(85)	433
Effect of changes in exchange rates on cash and cash equivalents	(20)	9	(17)	11	2
Net increase (decrease) in cash and cash equivalents	(103)	(133)	(88)	(87)	(273)
Cash and cash equivalents at beginning of period	227	531	212	485	485
Cash and cash equivalents at end of period	124	398	124	398	212

Consolidated statement of changes in shareholders' equity

(Millions)	Number of shares (thousands)	Share capital (par value EUR 1.70 per share)	Share premium reserve EUR	Legal reserve EUR	Cumulative translation adjustments EUR	Reserve for own shares EUR	Other reserves EUR	Retained earnings EUR	Total EUR
Balance at Dec 31, 2001	136,251	232	14	221	25	1	202	774	1,469
Dividends	-	-	-	-	-	-	-	(82)	(82)
Translation differences	-	-	-	-	(55)	-	-	-	(55)
Other	-	-	-	-	-	-	-	8	8
Net income	-	-	-	-	-	-	-	16	16
Balance at June 30, 2002	136,251	232	14	221	(30)	1	202	716	1,356

The distributable funds of Metso Corporation at June 30, 2002 consist of retained earnings (EUR 716 million) excluding accelerated depreciation and untaxed reserves(EUR 59 million) and negative translation differences (EUR 30 million), and other reserves (EUR 202 million), totaling EUR 829 million. At the end of the period Metso Corporation possessed 60,841 of its own shares.

The impact on net income by nonrecurring items and amortization of goodwill

(Millions)	4-6/2002 EUR	4-6/2001 EUR	1-6/2002 EUR	1-6/2001 EUR	1-12/2001 EUR
Restructuring expenses					
Metso Paper	(7.7)	-	(7.7)	(9.0)	(14.9)
Metso Minerals	(5.5)	-	(6.4)	-	(16.0)
Metso Automation	(0.9)	-	(0.9)	-	(8.5)
Other expenses					
Metso Minerals	-	-	(1.9)	-	-
Headquarters and other	-	(3.8)	-	(3.8)	(3.8)
Nonrecurring operating expenses	(14.1)	(3.8)	(16.9)	(12.8)	(43.2)
Gain on sale of listed and other shares					
Metso Ventures	0.6	-	0.6	-	-
Headquarters and other	-	-	0.8	-	46.9
Nonrecurring operating income	0.6	-	1.4	-	46.9
Nonrecurring operating income and expenses, net	(13.5)	(3.8)	(15.5)	(12.8)	3.7
Amortization of goodwill	(15.4)	(4.2)	(29.2)	(8.3)	(27.9)
Expenses related to the temporary financing of the Svedala acquisition (incl. in financing expenses)	-	-	-	-	(4.9)
Nonrecurring items and amortization of goodwill, total	(28.9)	(8.0)	(44.7)	(21.1)	(29.1)
Tax effect	2.7	(5.0)	1.8	(0.5)	5.4
The impact of nonrecurring items and amortization of goodwill on net income	(26.2)	(13.0)	(42.9)	(21.6)	(23.7)
Earnings / share, EUR	0.08	0.29	0.12	0.61	1.09
The impact of nonrecurring items and amortization of goodwill on earnings / share	0.19	0.10	0.31	0.16	0.17
Earnings/share excl. nonrecurring items and amortization of goodwill, EUR	0.27	0.39	0.43	0.77	1.26

Fair market values of Svedala fixed assets at acquisition (September 14,2001)

The fair market value calculation of Svedala intangible and tangible assets at acquisition has been completed. When the fair values of the balance sheet items exceeded book values, the appraisals have been allocated from the acquisition goodwill to intangible and tangible assets as shown below:

(Millions)	EUR
Intangible assets	
Trademarks	58
Patents	7
Tangible assets	
Land areas	13
Buildings	21
Machinery and equipment	15
Total	**114**

The allocation of goodwill to other intangible and tangible assets affected also the amortization of goodwill and other depreciation and the effect has been restated to Metso's figures.

Assets pledged and contingent liabilities

(Millions)	June 30,2002 EUR	Dec 31,2001 EUR
Mortgages on corporate debt	2	2
Other pledges and contingencies		
Mortgages	2	2
Pledged assets	[illegible]	1
Guarantees on behalf of associated company obligations	1	1
Other guarantees	4	4
Repurchase and other commitments	30	30
Leasing commitments	171	193

Notional amounts, carrying amounts and fair values of derivative financial instruments

(Millions)	Notional amount June 30,2002 EUR	Notional amount Dec 31,2001 EUR	Carrying amount June 30,2002 EUR	Carrying amount Dec 31,2001 EUR	Fair value June 30,2002 EUR	Fair value Dec 31,2001 EUR
Forward exchange rate contracts	1,532	1,421	29	(23)	69	(29)
Interest rate and currency swaps	13	37	(2)	(7)	(3)	(8)
Currency swaps	106	121	1	(1)	0	(3)
Interest rate swaps	25	22	0	0	1	0
Option agreements						
Bought	19	112	1	1	1	1
Sold	30	116	0	(1)	0	(1)

Carrying amounts noted in the table above are included in the balance sheet. The notional amounts indicate the volumes in the use of derivatives,but do not indicate the exposure to risk. The fair value reflects the estimated amounts that Metso would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts.

Key ratios

	June 30,2002	June 30,2001	Dec 31,2001
Earnings/share, EUR	0.12	0.61	1.09
Earnings/share excl. nonrecurring items and amortization of goodwill, EUR	0.43	0.77	1.26
Equity/share, EUR	9.95	10.59	10.78
Return on equity (ROE), %	2.6	12.2	10.4
Return on capital employed (ROCE), %	5.7	15.0	12.3
Equity to assets ratio, %	31.2	45.5	31.1
Gearing, %	96.1	3.9	84.8
Average number of shares (thousands)	136,190	136,080	136,135

Exchange rates used

	1-6/2002	1-6/2001	1-12/2001	June 30,2002	June 30,2001	Dec 31,2001
USD(US dollar)	0.8979	0.8982	0.8957	0.9975	0.8480	0.8813
SEK(Swedish krona)	9.1567	9.0649	9.2557	9.1015	9.2125	9.3012
GBP (Pound sterling)	0.6217	0.6236	0.6219	0.6498	0.6031	0.6085
CAD(Canadian dollar)	1.4127	1.3781	1.3867	1.5005	1.2927	1.4077

Formulas for calculation of key ratios

Earnings/share:

$$\frac{\text{Profit before extraordinary items and income taxes - taxes +/- minority interests}}{\text{Average number of shares during period}}$$

Equity/share:

$$\frac{\text{Shareholders' equity}}{\text{Number of shares at end of period}}$$

Return on capital employed (ROCE), %:

$$\frac{\text{Profit before extraordinary items and income taxes + interest and other financial expenses}}{\text{Balance sheet total - non-interest bearing liabilities (average for period)}} \times 100$$

Return on equity (ROE), %:

$$\frac{\text{Profit before extraordinary items and income taxes - taxes}}{\text{Shareholders' equity + minority interests (average for period)}} \times 100$$

Equity to assets ratio, %:

$$\frac{\text{Shareholders' equity + minority interests}}{\text{Balance sheet total - advances received}} \times 100$$

Gearing, %:

$$\frac{\text{Net interest bearing liabilities}}{\text{Shareholders' equity + minority interests}} \times 100$$

Business area information

Net sales by business area

(Millions)	4-6/2002 EUR	4-6/2001 EUR	1-6/2002 EUR	1-6/2001 EUR	7/2001-6/2002 EUR	1-12/2001 EUR
Metso Paper	**446**	591	**902**	1,197	2,088	2,383
Metso Minerals	**518**	150	**954**	273	1,594	913
Metso Automation	**155**	169	**306**	322	677	693
Metso Ventures	**85**	135	**180**	283	386	489
Intra Metso net sales	**(26)**	(28)	**(53)**	(56)	(132)	(135)
Metso total	**1,178**	1,017	**2,289**	2,019	4,613	4,343

Operating profit (loss) before nonrecurring items and amortization of goodwill by business area

(Millions)	4-6/2002 EUR	4-6/2001 EUR	1-6/2002 EUR	1-6/2001 EUR	7/2001-6/2002 EUR	1-12/2001 EUR
Metso Paper	**28.4**	43.3	**60.1**	99.6	155.5	195.0
Metso Minerals	**36.9**	12.6	**58.9**	19.8	83.7	44.6
Metso Automation	**8.5**	5.5	**8.6**	10.9	26.4	28.7
Metso Ventures	**7.1**	9.1	**7.3**	22.8	14.3	29.8
Corporate Headquarters and other	**(9.4)**	(3.7)	**(16.7)**	(11.2)	(33.1)	(27.6)
Metso total	**71.5**	66.8	**118.2**	141.9	246.8	270.5

Nonrecurring operating items by business area

(Millions)	4-6/2002 EUR	4-6/2001 EUR	1-6/2002 EUR	1-6/2001 EUR	7/2001-6/2002 EUR	1-12/2001 EUR
Metso Paper	**(7.7)**	-	**(7.7)**	(9.0)	(13.6)	(14.9)
Metso Minerals	**(5.5)**	-	**(8.3)**	-	(24.3)	(16.0)
Metso Automation	**(0.9)**	-	**(0.9)**	-	(9.4)	(8.5)
Metso Ventures	**0.6**	-	**0.6**	-	0.6	-
Corporate Headquarters and other	**-**	(3.8)	**0.8**	(3.8)	47.7	43.1
Metso total	**(13.5)**	(3.8)	**(15.5)**	[illegible]	1.0	3.7

Amortization of goodwill by business area

(Millions)	4-6/2002 EUR	4-6/2001 EUR	1-6/2002 EUR	1-6/2001 EUR	7/2001-6/2002 EUR	1-12/2001 EUR
Metso Paper	**(2.4)**	(2.3)	**(4.9)**	(4.6)	(9.8)	(9.5)
Metso Minerals	**(11.8)**	(0.9)	**(22.0)**	(1.7)	(34.2)	(13.9)
Metso Automation	**(0.8)**	(0.7)	**(1.6)**	(1.3)	(3.2)	(2.9)
Metso Ventures	**(0.4)**	(0.3)	**(0.7)**	(0.7)	(1.6)	(1.6)
Metso total	**(15.4)**	(4.2)	**(29.2)**	(8.5)	(48.8)	(27.9)

Operating profit (loss) by business area

(Millions)	4-6/2002 EUR	4-6/2001 EUR	1-6/2002 EUR	1-6/2001 EUR	7/2001-6/2002 EUR	1-12/2001 EUR
Metso Paper	**18.3**	41.0	**47.5**	86.0	132.[illegible]	170.6
Metso Minerals	**19.6**	11.7	**28.6**	18.1	25.[illegible]	14.7
Metso Automation	**6.8**	4.8	**6.1**	9.6	13.[illegible]	17.3
Metso Ventures	**7.3**	8.8	**7.2**	22.1	13.5	28.2
Corporate Headquarters and other	**(9.4)**	(7.5)	**(15.9)**	(15.0)	14.6	15.5
Metso total	**42.6**	58.8	**73.5**	120.8	199.0	246.3

Orders received by business area

(Millions)	4-6/2002 EUR	4-6/2001 EUR	1-6/2002 EUR	1-6/2001 EUR	7/2001-6/2002 EUR	1-12/2001 EUR
Metso Paper	519	359	1,047	1,059	1,892	1,904
Metso Minerals	469	152	1,014	301	1,586	873
Metso Automation	184	165	346	354	668	676
Metso Ventures	112	140	195	275	360	440
Intra Metso orders received	(28)	(31)	(55)	(74)	(96)	(115)
Metso total	1,256	785	2,547	1,915	4,410	3,778

Personnel by business area

	June 30,2002	June 30,2001	Dec 31,2001
Metso Paper	10,661	10,863	10,282
Metso Minerals	11,040	3,235	11,725
Metso Automation	4,395	4,804	4,532
Metso Ventures	3,134	3,847	3,586
Corporate Headquarters and other	132	124	117
Metso total	29,362	22,873	30,242

Quarterly information

Net sales by business area

(Millions)	4-6/2001 EUR	7-9/2001 EUR	10-12/2001 EUR	1-3/2002 EUR	**4-6/2002 EUR**
Metso Paper	591	523	663	456	**446**
Metso Minerals	150	133	507	436	**518**
Metso Automation	169	177	194	151	**155**
Metso Ventures	135	109	97	95	**85**
Intra Metso net sales	(28)	(55)	(24)	(27)	**(26)**
Metso total	1,017	887	1,437	1,111	**1,178**

Operating profit (loss) before nonrecurring items and amortization of goodwill by business area

(Millions)	4-6/2001 EUR	7-9/2001 EUR	10-12/2001 EUR	1-3/2002 EUR	**4-6/2002 EUR**
Metso Paper	43.3	42.8	52.6	31.7	**28.4**
Metso Minerals	12.6	9.0	15.8	22.0	**36.9**
Metso Automation	5.5	10.0	7.8	0.1	**8.5**
Metso Ventures	9.1	(0.4)	7.4	0.2	**7.1**
Corporate Headquarters and other	(3.7)	(8.2)	(8.2)	(7.3)	**(9.4)**
Metso total	66.8	53.2	75.4	46.7	**71.5**

Nonrecurring operating items by business area

(Millions)	4-6/2001 EUR	7-9/2001 EUR	10-12/2001 EUR	1-3/2002 EUR	**4-6/2002 EUR**
Metso Paper	-	-	(5.9)	-	**(7.7)**
Metso Minerals	-	(3.5)	(12.5)	(2.8)	**(5.5)**
Metso Automation	-	-	(8.5)	-	**(0.9)**
Metso Ventures	-	-	-	-	**0.6**
Corporate Headquarters and other	(3.8)	4.2	42.7	0.8	**-**
Metso total	(3.8)	0.7	15.8	(2.0)	**(13.5)**

Amortization of goodwill by business area

(Millions)	4-6/2001 EUR	7-9/2001 EUR	10-12/2001 EUR	1-3/2002 EUR	**4-6/2002 EUR**
Metso Paper	(2.3)	(2.4)	(2.5)	(2.5)	**(2.4)**
Metso Minerals	(0.9)	(0.8)	(11.4)	(10.2)	**(11.8)**
Metso Automation	(0.7)	(0.6)	(1.0)	(0.8)	**(0.8)**
Metso Ventures	(0.3)	(0.4)	(0.5)	(0.3)	**(0.4)**
Metso total	(4.2)	(4.2)	(15.4)	(13.8)	**(15.4)**

Operating profit (loss) by business area

(Millions)	4-6/2001 EUR	7-9/2001 EUR	10-12/2001 EUR	1-3/2002 EUR	**4-6/2002 EUR**
Metso Paper	41.0	40.4	44.2	29.2	**18.3**
Metso Minerals	11.7	4.7	(8.1)	9.0	**19.6**
Metso Automation	4.8	9.4	(1.7)	(0.7)	**6.8**
Metso Ventures	8.8	(0.8)	6.9	(0.1)	**7.3**
Corporate Headquarters and other	(7.5)	(4.0)	34.5	(6.5)	**(9.4)**
Metso total	58.8	49.7	75.8	30.9	**42.6**

Capital employed by business area

(Millions)	June 30,2001 EUR	Sep 30,2001 EUR	Dec 31,2001 EUR	March 31,2002 EUR	**June 30,2002 EUR**
Metso Paper	547	594	622	528	**611**
Metso Minerals	339	1,500	1,525	1,576	**1,523**
Metso Automation	275	276	282	261	**264**
Metso Ventures	118	129	139	128	**129**
Corporate Headquarters and other	704	690	476	414	**372**
Metso total	1,983	3,189	3,044	2,907	**2,879**

Orders received by business area

(Millions)	4-6/2001 EUR	7-9/2001 EUR	10-12/2001 EUR	1-3/2002 EUR	**4-6/2002 EUR**
Metso Paper	359	348	497	528	**519**
Metso Minerals	152	137	435	545	**469**
Metso Automation	165	151	171	162	**184**
Metso Ventures	140	72	93	83	**112**
Intra Metso orders received	(31)	(14)	(27)	(27)	**(28)**
Metso total	785	694	1,169	1,291	**1,256**

Order backlog by business area

(Millions)	June 30,2001 EUR	Sep 30,2001 EUR	Dec 31,2001 EUR	March 31,2002 EUR	**June 30,2002 EUR**
Metso Paper	1,378	1,177	1,029	1,094	**1,141**
Metso Minerals	130	535	499	592	**504**
Metso Automation	238	203	182	193	**209**
Metso Ventures	165	129	111	101	**116**
Intra Metso order backlog	(98)	(59)	(49)	(48)	**(45)**
Metso total	1,813	1,985	1,772	1,932	**1,925**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2002

METSO CORPORATION

By: ______________________

Pekka Höltta
Senior Vice President and
Corporate Treasurer

By: ______________________

Harri Luoto
Senior Vice President and
General Counsel